November 16, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Attention:                                      Edwin Kim

Jan Woo

Re:                             Jamf Holding Corp.

Registration Statement on Form S-1

Originally Filed November 16, 2020

CIK: 0001721947

Ladies and Gentlemen:

Jamf Holding Corp, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-250123, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on November 18, 2020 or as soon thereafter as practicable.

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Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

JAMF HOLDING CORP.

By:	/s/ Jeff Lendino
Name:	Jeff Lendino
Title:	Chief Legal Officer